CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have issued our report dated August 22, 2008, accompanying the financial statements of the Preferred Securities Portfolio, Series 4 and the Utility Income Portfolio, Series 16 (included in Van Kampen Unit Trusts, Series 442) as of April 30, 2008, and for each of the three years in the period then ended and the financial highlights for the period from May 18, 2004 (Initial Date of Deposit) through April 30, 2005 and for each of the three years in the period ended April 30, 2008, contained in this Post-Effective Amendment No. 4 to Form S-6 (File No. 333-114240) and Prospectus.

     We hereby consent to the use of the aforementioned report in this Post-Effective Amendment and Prospectus and to the use of our name as it appears under the caption "Other Matters-Independent Registered Public Accounting Firm".

                               GRANT THORNTON LLP

New York, New York
August 22, 2008